Exhibit (d)(2)

July 5, 2022

Petroteq Energy Inc.

15315 W Magnolia Blvd, Suite 120

Sherman Oaks, California

91403

Attention:         Vladimir Podlipskiy

Interim Chief Executive Officer

Dear Mesdames/Sirs:

Re:

Offer by 2869889 Ontario Inc. (the “Offeror”), an indirect, wholly-owned subsidiary of Viston United Swiss AG (“Viston”) to purchase all of the outstanding common shares of Petroteq Energy Inc. (“Petroteq” or the “Company”) at a price of C$0.74 in cash per common share

Reference is made to the offer to purchase and circular dated October 25, 2021 in respect of an offer made by the Offeror to purchase all of the issued and outstanding common shares of Petroteq Energy Inc. (the “Original Offer”), as such Original Offer has been modified by (i) a notice of variation and extension dated February 1, 2022, (ii) a notice of extension dated February 24, 2022, (iii) a notice of extension dated April 14, 2022, and (iv) a notice of variation and extension dated June 17, 2022 (the “New Conditions Notice”). The Original Offer, as varied and extended to the date hereof, is referred to as the “Offer”.

Reference is also made to the directors’ circular dated November 6, 2021 relating to the Original Offer (the “Original Directors’ Circular”), as supplemented by the supplement to the Original Directors’ Circular dated December 29, 2021 (the Original Directors’ Circular, as supplemented, is referred to as the “Directors’ Circular”), in which the board of directors of the Company (as constituted from time to time, the “Petroteq Board”) unanimously recommended that Petroteq shareholders accept the Original Offer (the “Petroteq Board Recommendation”). The Petroteq Board Recommendation has been reaffirmed by the Petroteq Board and disclosed by way of certain news releases issued by the Company from time to time, most recently on June 21, 2022 in respect of the Offer.

This letter agreement (the “Agreement”) sets forth the agreement of the parties hereto with respect to certain matters relating to the Meeting, the CEO Search and the SEC Order Conditions (each as defined in the New Conditions Notice), as well as other matters required for completion of the Offer and related transition planning and to demonstrate and confirm Petroteq’s continuing support for the Offer and its intent to provide sufficient comfort to Viston and the Offeror so as to enable the Offer to be consummated for the benefit of Petroteq and its shareholders. Accordingly, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.

Certain Covenants of Petroteq. Petroteq hereby covenants to and in favour of the Offeror and Viston, for so long as the Offer remains outstanding (as the same may be further amended, varied or otherwise modified after the date hereof), and provided the Petroteq Board Recommendation remains unchanged, that:

(a)

it will not issue any securities under the 2022 Equity Incentive Plan (as defined in its management information circular dated June 3, 2022), if approved by Petroteq shareholders at the Meeting, without the prior written consent of the Offeror;

(b)

it will not implement the Consolidation (as defined in its management information circular dated June 3, 2022), if approved by Petroteq shareholders at the Meeting, without the prior written consent of the Offeror;

(c)

it will consult with and involve the Offeror in the recruitment and hiring of a new Chief Executive Officer (“CEO”) to the Offeror’s reasonable satisfaction (including considering in good faith any candidates put forward by the Offeror in the recruitment process);

(d)	prior to hiring a new CEO, if any, it will obtain the Offeror’s prior written consent to ensure that the selected CEO, if any, is satisfactory to the Offeror;

(e)

it will not enter into any employment or similar arrangement with any employee, including the new CEO, if any, containing any change of control or severance provisions, without the prior written consent of the Offeror (and for greater certainty, any terms and conditions of employment or similar arrangement with a new CEO, if entered into prior to the completion of the Offer, (x) shall be on terms and conditions (including remuneration) consistent with industry standards for a person acting in such capacity at a publicly-listed enterprise in the industry in which the Company operates and having regard to the cash resources of the Company, (y) shall not contain any bonus, change of control, “golden parachute” or other severance provisions in connection with a termination for any reason whatsoever or resignation following completion of the Offer, unless such terms are consented to in writing by the Offeror, and (z) shall contain an undertaking that such person will resign if requested by the Offeror in the event the Offer is completed);

(f)	if it requires additional financing, it will contact the Offeror and Viston first and give the Offeror and Viston the opportunity to provide any such financing;

(g)

it will arrange, within ten (10) days following the execution of this Agreement, for each of its directors to execute an undertaking in favour of the Company in a form satisfactory to the Offeror (acting reasonably), which undertaking shall become effective upon the Offeror first taking up and paying all required consideration and amounts for the common shares of Petroteq tendered to the Offer, pursuant to which:

(i)	such directors will approve an increase in the size of the Petroteq Board (subject to the requirements of applicable corporate law) forthwith upon being requested to do so in writing by the Offeror;

(ii)

such directors will resign as directors and officers of the Company forthwith upon being requested to do so in writing by the Offeror and will, upon receiving payment of all outstanding fees and other amounts owed by the Company to any such officer and director and upon receiving appropriate releases from the Company consistent with its obligations to officers and directors, provide customary releases to the Company with such resignations; and

(iii)

the remaining directors will appoint each of the nominees selected by the Offeror to fill the vacancies created by the increase in the size of the Petroteq Board, if applicable, and such resignations (subject in all cases to such nominees being qualified to act as directors under the requirements of applicable corporate law, securities laws, and the policies of the TSX Venture Exchange);

provided that the Offeror shall only have a right to require that number of Petroteq directors to resign (and to cause the appointment of nominees selected by the Offeror) that is (x) proportionate to the Offeror’s share ownership in the Company following the Offeror taking up and paying for the common shares of Petroteq tendered to the Offer, relative to the size of the Petroteq Board (including to the extent increased) at such time, and (y) in conformity with applicable corporate laws and in accordance with the Company’s governing documents.

2.

Joint Press Release. In consideration of the covenants set forth in Section 1, the Offeror and Viston hereby consents to the issuance of a joint news release of Petroteq on the one hand, and the Offeror and Viston on the other hand, in the form set forth in Schedule “A” attached hereto (the “Joint News Release”), such Joint News Release to be disseminated by the Company as soon as practicable following the execution hereof and receipt by the Offeror of the undertakings referred to in 1(i) above.

3.

Term of Agreement. This Agreement shall become effective as of the date hereof and shall continue in full force and effect until the earlier of (a) the Offeror withdrawing the Offer, in which case this Agreement shall automatically terminate upon the Offeror making a public announcement of such withdrawal of the Offer, and (b) the Petroteq Board changing the Petroteq Board Recommendation,

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which the Petroteq board shall have the unconditional right to do at any time in its sole discretion, in which case this Agreement shall automatically terminate upon the Petroteq Board making a public announcement of such change in the Petroteq Board Recommendation. Upon such termination of this Agreement, none of the parties hereto shall have any duties, obligations or liability to the other party or parties under this Agreement.

4.

Equitable Remedies, etc. The parties hereto agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled, as the sole and exclusive remedy available to each of the parties hereto, to injunctive and other equitable relief to prevent breaches or threatened breaches of this Agreement, and to enforce compliance with the terms of this Agreement, without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief. Except with respect to the right of each of the parties hereto to pursue injunctive and other equitable relief as provided herein and under the provisions contained in Paragraph 6 hereof, none of the parties hereto shall be entitled to, and each party agrees not to assert or pursue against any other party, any other right or remedy that might otherwise be available at law or in equity.

5.

No Waiver of Conditions. Nothing in this Agreement shall constitute a waiver by the Offeror or Viston of any conditions to the Offer. The failure of the Offeror or Viston to insist on the strict performance of any provision of this Agreement or to exercise any right, power or remedy upon a breach hereof shall not constitute a waiver of any provision of this Agreement, or of any condition to the Offer, or limit the Offeror’s and/or Viston’s rights to enforce any provision or exercise any right hereunder or under the Offer. A waiver of any provision of this Agreement shall not be effective unless in writing and signed by the party against whom it is to be enforced.

6.

Governing Law; Forum for Disputes. This Agreement shall be governed by the law of the Province of Ontario and the federal laws of Canada applicable therein without regard to the choice of laws or conflict of laws thereof. In the event of any dispute hereunder, or if any party elects to pursue equitable relief as a result of any breach or otherwise to enforce the terms of this Agreement, the parties hereto agree that the sole and exclusive forum for the resolution of any such dispute, or to obtain any equitable remedy as authorized herein, shall be the courts located in the City of Toronto, Province of Ontario and each party stipulates to the jurisdiction of such courts over the parties and to the venue of any such action hereunder. In the event of any such dispute, each party shall be responsible for its own attorneys’ fees, witness fees and litigation costs.

7.	Headings. The headings to the sections of this Agreement are inserted for convenience only and will not affect the interpretation or construction thereof.

8.

Counterparts. This Agreement may be executed in any number of counterparts, each of which is deemed to be an original, and such counterparts together constitute one and the same instrument. Transmission of an executed signature page by facsimile, email or other electronic means is as effective as a manually executed counterpart of this Agreement.

(remainder of page intentionally left blank; signature page follows)

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IN WITNESS WHEREOF the undersigned have executed this Agreement as of the date first written above.

2869889 ONTARIO INC.

Per:

/s/ Zbigniew Roch
Name: Zbigniew Roch
Title:

VISTON UNITED SWISS AG

Per:

/s/ Zbigniew Roch
Name: Zbigniew Roch
Title: Chairman of the Board of Directors

ACCEPTED and AGREED as of the date first written above.

PETROTEQ ENERGY INC.

Per:

/s/ Vladimir Podlipskiy
Name: Vladimir Podlipskiy
Title: CEO

Schedule “A”

Form of Joint News Release

(see attached)

PETROTEQ AND VISTON UNITED SWISS AG ENTER INTO LETTER AGREEMENT REGARDING THE VISTON TENDER OFFER

SHERMAN OAKS, CA and TORONTO, ON / / July 6, 2022 / Petroteq Energy Inc. (“Petroteq” or the “Company”) (TSXV;PQE)(OTCPINK:PQEFF)(FSE:PQCF) and Viston United Swiss AG (“Viston”), acting through 2869889 Ontario Inc. (the “Offeror”) wish to announce that, following a video conference call between and among Petroteq, Viston and their respective counsel on Wednesday, June 22, 2022, Petroteq, Viston and the Offeror have entered into a letter agreement as of July 5, 2022 (the “Letter Agreement”) in connection with the pending offer by the Offeror to purchase all of the outstanding common shares of Petroteq (the “Offer”).

In the Letter Agreement (a copy of which is being filed by the Offeror with the U.S. Securities and Exchange Commission), Petroteq agreed that, as long as the Offer remains outstanding (as the same may be further amended, varied or otherwise modified) and provided the Petroteq board’s recommendation remains unchanged:

•	it will not issue any securities under the 2022 Equity Incentive Plan, if approved by Petroteq shareholders at the AGM Meeting, without the prior written consent of the Offeror;

•	it will not implement the Consolidation, if approved by Petroteq shareholders at the AGM Meeting, without the prior written consent of the Offeror;

•

it will consult with and involve the Offeror in the recruiting and hiring of a new Chief Executive Officer of Petroteq to the Offeror’s reasonable satisfaction (including considering in good faith any candidates put forward by the Offeror in the recruitment process) and will, prior to hiring a new CEO, if any, obtain the Offeror’s prior written consent to ensure that the selected CEO, if any, is satisfactory to Offeror;

•

it will not enter into any new employment or similar arrangement with any employee, including the new CEO, if any, containing any change of control or severance provisions, without the Offeror’s prior written consent and any employment or similar arrangement with a new CEO, if entered into prior to completion of the Offer,

(1)

will be on terms and conditions (including remuneration) consistent with industry standards for CEO’s at a publicly listed company in the industry in which Petroteq operates and having regard to the cash resources of Petroteq,

(2)

shall not contain any bonus, change of control, “golden parachute” or other severance provisions in connection with a termination for any reason whatsoever or resignation following completion of the Offer, unless such terms are consented to in writing by the Offeror, and

(3)	shall contain an undertaking that the new CEO, if any, will resign if requested by the Offeror in the event the Offer is completed;

•	if Petroteq requires additional financing, it will contact the Offeror and Viston first and give them the opportunity to provide any such financing; and

•

it will arrange, within 10 days after the Letter Agreement is entered into, for each of its directors to execute an undertaking in favour of Petroteq in a form satisfactory to the Offeror (acting reasonably), which undertaking shall become effective upon the Offeror first taking up and paying all required consideration and amounts for the Petroteq common shares that have been tendered to the Offer, pursuant to which:

(1)	such directors will approve an increase in the size of the Petroteq board forthwith upon being requested to do so in writing by the Offeror,

(2)

such directors will resign as directors and officers of Petroteq forthwith upon being requested to do so in writing by the Offeror and will, upon receiving payment of all outstanding fees and other amounts owed to them by Petroteq and upon receiving appropriate releases from Petroteq consistent its obligations to officers and directors, provide customary releases to Petroteq with such resignations, and

(3)

the remaining directors will appoint each of the nominees selected by Offeror to fill the vacancies created by the increase in the size of the Petroteq board, if applicable, and such resignations (subject in all cases to such nominees being qualified to act as directors under the requirements of applicable corporate law, securities laws, and the policies of the TSX Venture Exchange), provided that the Offeror will only have a right to require that number of Petroteq directors to resign (and to cause the appointment of nominees selected by the Offeror) that is:

(4)

proportionate to the Offeror’s share ownership in the Company following the Offeror taking up and paying for the common shares of Petroteq tendered to the Offer, relative to the size of the Petroteq Board (including to the extent increased) at such time, and

(5)	in conformity with applicable corporate laws and in accordance with the Company’s governing documents.

The Letter Agreement became effective on the date thereof and will continue in effect until the earlier of (1) any withdrawal of the Offer by the Offeror, in which case the Letter Agreement will terminate upon the Offeror making a public announcement of its withdrawal, and (2) any change in the recommendation of the Petroteq board, announced in the Supplement to the Original Directors’ Circular dated December 29, 2021, that Petroteq shareholders accept the Offer, in which case the Letter Agreement will terminate upon the Petroteq board making a public announcement of its change in recommendation. Nothing in the Letter Agreement constitutes a waiver by the Offeror or Viston of any conditions of the Offer.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Caution Regarding Forward-Looking Statements

Certain statements contained in this press release contain forward-looking statements within the meaning of the U.S. and Canadian securities laws. Words such as “may,” “would,” “could,” “should,” “potential,” “will,” “seek,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” and similar expressions as they relate to the Company, Viston or the Offeror, are intended to identify forward-looking information. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the parties’ current views and intentions with respect to future events, based on information available to them, and are subject to certain risks, uncertainties and assumptions, including without limitation: Petroteq’s compliance with its covenants in the Letter Agreement and its satisfaction of the conditions to the Offer, the Offeror and Viston not withdrawing the Offer and the Petroteq board not changing its recommendation. Material factors or assumptions were applied in providing forward-looking information. While forward-looking statements are based on data, assumptions and analyses that the parties believe are reasonable under the circumstances, whether actual results, performance or developments will meet the parties’ expectations and predictions depends on a number of risks and uncertainties that could cause the actual results, performance and financial condition of the parties to differ materially from their expectations. Certain of the “risk factors” that could cause actual results to differ materially from the forward-looking statements in this press release include, without limitation: the ultimate outcome of any possible transaction between Viston and Petroteq, including the possibility that the parties will not accept a transaction with each other or enter into discussions regarding a possible transaction, actions taken by the parties, actions taken by security holders of Petroteq in respect of the Offer, that the conditions of the Offer may not be satisfied or waived by Viston at the expiry of the Offer period, the ability of the Offeror to acquire 100% of the Common Shares through the Offer, the ability to obtain regulatory approvals and meet other closing conditions to any possible transaction, including any necessary shareholder approvals, potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the Offer transaction or any subsequent transaction, competitive responses to the announcement or completion of the Offer, unexpected costs, liabilities, charges or expenses resulting from the proposed transaction, exchange rate risk related to Viston’s financing arrangements, litigation relating to the proposed transaction, the inability to engage or retain key personnel, any changes in general economic and/or industry-specific conditions, industry risk, risks inherent in the running of the business of the parties or their affiliates, legislative or regulatory changes, Petroteq’s structure and its tax treatment, competition in the oil & gas industry, obtaining necessary approvals, financial leverage for additional funding requirements, capital requirements for growth, interest rates, dependence on skilled staff, labour disruptions, geographical concentration, credit risk, liquidity risk, changes in capital or securities markets and that there are no inaccuracies or material omissions in Petroteq’s publicly available information, and that Petroteq has not disclosed events which may have occurred or which may affect the significance or accuracy of such information, and including the risk factors discussed or referred to in the Company’s and the Offeror and Viston’s disclosure documents, filed with United States Securities and Exchange Commission and available at www.sec.gov, and with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should any factor affect the Company or the Offeror and Viston in an unexpected manner, or should assumptions underlying the forward- looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company, the Offeror and Viston do not assume responsibility for the accuracy or completeness of such forward- looking information. The forward-looking information included in this press release is made as of the date of this press release, and the Company, the Offeror and Viston undertake no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

Additional Information

This news release relates to a tender offer which Viston, through the Offeror, has made to shareholders of Petroteq. The Offer is being made pursuant to a tender offer statement on Schedule TO (including the Offer to Purchase and Circular, the Notice of Variation and Extension dated February 1, 2022, the Second Notice of Extension dated February 24, 2022, the Third Notice of Extension dated April 14, 2022, the Fourth Notice of Variation and Extension dated June 17, 2022, the letter of transmittal and other related offer documents) initially filed by Viston on October 25, 2021, as subsequently amended. These materials, as may be amended from time to time, contain important information, including the terms and conditions of the Offer. Subject to future developments, Viston (and, if applicable, Petroteq) may file additional documents with the Securities and Exchange Commission (the “SEC”). This press release is not a substitute for any tender offer statement, recommendation statement or other document Viston and/or Petroteq may file with the SEC in connection with the proposed transaction. This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. Investors and security holders of Petroteq are urged to read the tender offer statement (including the Offer to Purchase and Circular, the Notice of Variation and Extension dated February 1, 2022, the Second Notice of Extension dated February 24, 2022, the Third Notice of Extension dated April 14, 2022, the Fourth Notice of Variation and Extension dated June 17, 2022, the letter of transmittal and other related offer documents) and any other documents filed with the SEC carefully in their entirety if and when they become available as they will contain important information about the proposed transaction. Any investors and security holders may obtain free copies of these documents (if and when available) and other documents filed with the SEC by Viston through the web site maintained by the SEC at www.sec.gov or by contacting Kingsdale Advisors, the Information Agent and Depositary in connection with the offer, within North America toll-free at 1-866-581-1024, outside North America at 1-416-867-2272 or by e-mail at contactus@kingsdaleadvisors.com.

CONTACT INFORMATION:

Petroteq Energy Inc.

Vladimir Podlipskiy

Interim Chief Executive Officer

Tel: (800) 979-1897

Hyunjoo Kim

Vice President, Strategic Communications and Marketing

Kingsdale Advisors,

Direct: 416-867-2357

hkim@kingsdaleadvisors.com

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